FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of April, 2003

SAMEX MINING CORP.

301 - 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YesNo X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

SAMEX MINING CORP.

(

A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002

(EXPRESSED IN CANADIAN DOLLARS)

AUDITORS' REPORT

To the Shareholders

 of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (a development stage company) as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flow for the years ended November 30, 2002, 2001 and 2000 and cumulative to November 30, 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and cash flow for each of the years in the three-year period ended November 30, 2002 and cumulative to November 30, 2002 in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada

”STEELE & CO.”

February 6, 2003

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Our report to the shareholders dated February 6, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada

”STEELE & CO.”

February 6, 2003

CHARTERED ACCOUNTANTS

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (EXPRESSED IN CANADIAN DOLLARS)

	NOVEMBER 30,
	2002	2001

ASSETS

CURRENT
CASH (NOTE 3)	$200,181	$111,035

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	1,219,437	1,011,907
CAPITAL (NOTE 5)	53,238	60,310

	$1,472,856	$1,183,252

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$54,323	$48,820
ACCOUNTS PAYABLE - RELATED PARTIES (NOTE 8)	20,646	236,768
CURRENT PORTION OF NOTES PAYABLE (NOTE 6)	290,786	-

	365,755	285,588
NOTES PAYABLE (NOTE 6)	-	400,197

	365,755	685,785

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
48,823,181 COMMON SHARES
(2001 - 41,000,881 COMMON SHARES)	15,392,464	14,055,144

SHARE SUBSCRIPTIONS	-	140,890

DEFICIT	(14,285,363)	(13,698,567)

	1,107,101	497,467

	$1,472,856	$1,183,252

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO NOVEMBER 30,	YEARS ENDED NOVEMBER 30,
	2002	2002	2001	2000

OPERATIONS

ACCOUNTING AND AUDIT	$125,133	$15,559	$26,958	$10,629
AMORTIZATION	91,707	5,875	1,121	14,961
BANK CHARGES AND INTEREST	(35,559)	1,176	2,503	(731)
CAPITAL TAX	5,835	-	-	-
CONSULTING	114,957	10,668	8,730	9,548
FOREIGN EXCHANGE	(192,942)	1,552	10,706	(46,829)
INTEREST ON NOTES PAYABLE	119,030	18,833	33,074	31,123
LEGAL	451,337	28,573	23,337	4,345
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,756,367	150,999	236,829	498,060
OFFICE, SUPPLIES AND MISCELLANEOUS	697,151	47,375	65,077	58,588
PRINTING	126,671	5,739	3,383	10,035
REGULATORY FEES	132,443	11,289	19,055	16,819
SALARIES	2,016,775	239,467	240,818	255,053
SHARE TRANSFER AGENT	63,707	11,028	6,060	6,944
TRAVEL AND PROMOTION	475,918	22,479	8,722	22,409

NET LOSS FROM OPERATIONS	6,948,530	570,612	686,373	890,954

GAIN ON SALE OF MARKETABLE SECURITIES	(8,827)	-	(8,827)	-

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,345,660	16,184	339,018	5,439,359

NET LOSS FOR THE PERIOD (NOTE 11)	$14,285,363	586,796	1,016,564	6,330,313

DEFICIT BEGINNING OF THE PERIOD		13,698,567	12,682,003	6,351,690

DEFICIT END OF THE PERIOD		$14,285,363	$13,698,567	$12,682,003

NET LOSS PER COMMON SHARE		$.01	$.03	$.19

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

EXPENDITURES FOR THE PERIOD	$223,714	$(172)	$92,303

WRITTEN OFF DURING THE PERIOD
EL DESIERTO - BOLIVIA	(5,681)	(155,001)	(5,601)
WARA WARA - BOLIVIA	(5,761)	(170,630)	-
SANTA ISABEL - BOLIVIA	-	-	(2,113,801)
WALTER - BOLIVIA	(1,353)	(4,959)	(1,717,486)
YARETANI - BOLIVIA	(3,389)	(1,070)	(817,156)
ABANDONED PROPERTIES	-	(7,358)	(785,315)
BALANCE BEGINNING OF THE PERIOD	1,011,907	1,351,097	6,698,153

BALANCE END OF THE PERIOD	$1,219,437	$1,011,907	$1,351,097

SUMMARY OF DEFERRED COSTS

BOLIVIA

ESKAPA	$1,154,696	$905,040	$910,366
EL DESIERTO	1,000	1,000	150,962
WARA WARA	1,000	1,000	170,895
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000

UNALLOCATED ADVANCES	59,741	101,867	115,874

	$1,219,437	$1,011,907	$1,351,097

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

ESKAPA - BOLIVIA

AMORTIZATION	$2,733	$-	$(1,518)
DRILLING AND SUB-CONTRACTS	35,088	360,464	60
FIELD SUPPLIES	13,974	8,685	8,023
FOOD AND LODGING	18,178	27,520	7,386
FUEL	315	9,792	1,119
GEOLOGY, MAPPING AND SURVEYS	109,847	153,052	52,815
LEGAL	823	1,329	1,512
MINERAL INTEREST	-	-	4,753
PROPERTY CLAIMS	4,608	3,134	4,746
REPAIRS AND MAINTENANCE	2,844	3,508	376
SITE ADMINISTRATION	416	3,240	-
TRAVEL	18,505	8,321	7,992
RECOVERY OF COSTS	(57,675)	(584,371)	(68,502)
RE-ACQUISITION OF INTEREST	100,000	-	-

	$249,656	(5,326)	18,762

EL DESIERTO - BOLIVIA

AMORTIZATION	$-	$(260)	$(2,235)
DRILLING AND SUB-CONTRACTS	-	12,726	101,409
FIELD SUPPLIES	-	-	1,937
FOOD AND LODGING	-	470	10,722
FUEL	-	503	17,714
GEOLOGY, MAPPING AND SURVEYS	-	-	38,464
LEGAL	-	248	2,498
PROPERTY CLAIMS	5,681	7,220	26,972
REPAIRS AND MAINTENANCE	-	1,292	7,972
TRAVEL	-	-	9,515
RECOVERY OF COSTS	-	(17,160)	(303,307)

	$5,681	$5,039	$(88,339)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

WARA WARA - BOLIVIA

AMORTIZATION	$-	$-	$(584)
DRILLING AND SUB-CONTRACTS	-	419	67,110
FIELD SUPPLIES	-	-	3,604
FOOD AND LODGING	-	123	3,309
FUEL	-	132	430
GEOLOGY, MAPPING AND SURVEYS	-	-	33,066
LEGAL	-	(3,661)	4,373
PROPERTY CLAIMS	5,761	3,718	2,870
REPAIRS AND MAINTENANCE	-	4	146
TRAVEL	-	-	1,368

	$5,761	$735	$115,692

SANTA ISABEL- BOLIVIA

AMORTIZATION	$-	$-	$2,730

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

WALTER - BOLIVIA

AMORTIZATION	$-	$-	$15,887
DRILLING AND SUB-CONTRACTS	-	198	-
PROPERTY CLAIMS	1,353	4,761	6,012

	$1,353	$4,959	$21,899

YARENTI - BOLIVIA

AMORTIZATION	$-	$-	$(1,402)
DRILLING AND SUB-CONTRACTS	-	1,959	20,887
FOOD AND LODGING	-	296	1,699
FUEL	-	318	1,032
LEGAL	-	44	1,395
PROPERTY CLAIMS	3,389	(1,561)	8,320
REPAIRS AND MAINTENANCE	-	14	347

	$3,389	$1,070	$32,278

ABANDONED PROPERTIES

AGUA DE CASTILLA - BOLIVIA	$-	$1,923	$19,161
SORA SORA - BOLIVIA	-	5,435	2,462

	$-	$7,358	$21,623

UNALLOCATED

EXPLORATION ADVANCES	$(42,126)	$(14,007)	$(32,342)

EXPENDITURES FOR THE PERIOD	$223,714	$(172)	$92,303

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO NOVEMBER 30,	YEARS ENDED NOVEMBER 30,
	2002	2002	2001	2000

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET LOSS FOR THE PERIOD	$(14,285,363)	$(586,796)	$(1,016,564)	$(6,330,313)
ADD NON-CASH ITEMS
COMMON SHARES - FOR SERVICES	29,300	-	-	-
MINERAL INTEREST AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,345,660	16,184	339,018	5,439,359
AMORTIZATION	91,707	5,875	1,121	14,961

	(6,818,696)	(564,737)	(676,425)	(875,993)
CHANGE IN NON-CASH WORKING CAPITAL ITEMS
CURRENT ASSETS	-	-	3,000	(1,000)
CURRENT LIABILITIES	437,057	(210,619)	272,642	259,845

	(6,381,639)	(775,356)	(400,783)	(617,148)

FINANCING ACTIVITIES

NOTES PAYABLE	390,786	(9,411)	33,074	31,123
COMMON SHARES - FOR CASH	14,851,076	1,046,430	479,000	476,460
SHARE SUBSCRIPTIONS	-	-	(40,000)	40,000

	15,241,862	1,037,019	472,074	547,583

INVESTING ACTIVITIES

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(8,263,982)	(153,504)	22,332	(52,136)
CAPITAL ASSETS	(396,060)	(19,013)	-	(3,525)

	(8,660,042)	(172,517)	22,332	(55,661)

CHANGE IN CASH FOR THE PERIOD	200,181	89,146	93,623	(125,226)

CASH BEGINNING OF THE PERIOD	-	111,035	17,412	142,638

CASH END OF THE PERIOD	$200,181	$200,181	$111,035	$17,412

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

1.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year end of the operating subsidiaries is September 30.

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Bolivex S.A.

Bolivia

98%

Emibol S.A.

Bolivia

98%

Minera Samex Chile S.A.

Chile

100%

2.

ACCOUNTING POLICIES

a.

Going Concern Assumptions

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate when the Company is not expected to continue operations for the foreseeable future.  As at November 30, 2002, the Company had not commenced operations and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2002 and 2001, the Company reported net losses of $586,796 and $1,106,564 respectively.

b.

Estimates and Fair Values

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.  The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.  It is not possible to be certain that all aspects of environmental Issues affecting the Company, if any, have been fully determined or resolved.

c.

Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at cost or at an ascribed amount if the consideration is treasury shares.  The Company includes in mineral property costs the lease and option payments made on properties that are held under lease and option agreements.  All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

2.

ACCOUNTING POLICIES (CONTINUED)

c.

Mineral Property Interests and Values (Continued)

The amounts shown for mineral interests and deferred exploration costs represent accumulated or nominal costs and do not necessarily represent present or future values.  The properties and carrying values are subject to periodic review for permanent impairment.  These costs will be amortized to operations over the life of the mineral interests once commercial production levels have been achieved.  The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

d.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

e.

Capital Assets

Capital assets are recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates:

Office equipment

over 4 to 10 years

Exploration equipment

over 4 to 8 years

Vehicles

over 5 years

f.

Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant.  The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years.  Generally, the Company is entitled to reserve up to 10% of its issued capital for stock-based compensation plans.  No compensation expense is recognized for these options when issued.  Any consideration received on the exercise of options is recorded as share capital.

g.

Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

3.

CASH

The Company maintains its cash balances in Canadian and U.S. currencies.  At the year end, the Canadian dollar equivalents were as follows:

	2002	2001

Canadian dollars	$ 195,827	$ 85,874
U.S. dollars
in Canada	345	19,846
in Bolivia	4,009	5,315

	$ 200,181	$ 111,035

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase or option agreements or by staking.   Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property  from a third party for $50,000 ($25,000 paid during the year and a $25,000 promissory note payable on or before October 3, 2003),  200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of U.S. $2,000,000 to be paid from production.  The promissory note payable is included in accounts payable

Subsequent to the year end, the Company acquired a mineral interest located in Chile for U.S. $50,000.

5.

CAPITAL ASSETS

		ACCUMULATED AMORTIZATION	NET BOOK VALUE
	COST		2002	2001

Office equipment	$ 71,034	$ 42,895	$ 28,139	$ 19,045
Exploration equipment	129,194	104,128	25,066	41,198
Vehicles	61,423	61,390	33	67

	$ 261,651	$ 208,413	$ 53,238	$ 60,310

6.

NOTES PAYABLE

The notes payable are due July, 2003 and bear interest at 9% per annum (increasing to 10% per annum on amounts paid after maturity) compounded annually and payable at maturity.  The notes are convertible into note units at a current price of $.45 per note unit increasing by $.05 per year.  The note units consist of one common share and one share purchase warrant with a two-year term.  One share purchase warrant plus the note unit conversion amount entitle the holder to one common share.  The interest on notes converted to note units will be accrued at 7% per annum.  During the year, the holder converted $100,000 into 250,000 note units.

	2002	2001

Notes payable principal	$ 200,000	$ 300,000
Accrued interest	90,786	100,197

	$ 290,786	$ 400,197

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

7.

SHARE CAPITAL

	NUMBER	CONSIDERATION

a. Issued

Balance November 30, 2000	34,935,881	$ 13,411,946
Private placements @ $.10 per share	4,865,000	486,500
Issued for settlement of debt @ $.14 per share	1,200,000	164,198
Finders fees
Cash	-	(7,500)

Balance November 30, 2001	41,000,881	14,055,144
Private placements @ $.15 per share	2,120,000	318,000
Warrants exercised
@ $.10 per share	140,000	14,000
@ $.12 per share	30,000	3,600
@ $.15 per share	667,000	100,050
@ $.20 per share	2,176,400	435,280
@ $.25 per share	750,000	187,500
Issued for conversion of notes payable @ $.40 per share	250,000	100,000
Issued for settlement of debt
@ $.10 per share	1,408,900	140,890
Issued for re-acquisition of mineral interest @ $.25 per share	200,000	50,000
Share issue costs
Cash	-	(12,000)
Common shares @ $.15 per share	80,000	-

Balance November 30, 2002	48,823,181	$ 15,392,464

b.

Share Options

BALANCE 2001	ISSUED/ (EXPIRED)	BALANCE 2002	TERMS

2,460,000	-	2,460,000	$.40 to April 19, 2005
-	1,480,000	1,480,000	$.20 to March 19, 2007
-	275,000	275,000	$.20 to September 12, 2007
-	50,000	50,000	$.20 to November 12, 2007

2,460,000	1,805,000	4,265,000

Subsequent to the year end, options were exercised to acquire 10,000 shares for $2,000.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

7.

SHARE CAPITAL (CONTINUED)

c.

Share Purchase Warrants

BALANCE 2001	ISSUED/ (EXPIRED)	BALANCE 2002	TERMS

750,000	(750,000)	-	$.25 to April 20, 2002
2,176,400	(2,176,400)	-	$.20 to August 9, 2002
2,475,000	(667,000)	1,808,000	$.15 to January 30, 2003
-	250,000	250,000	$.40 to June 30, 2003
1,260,000	(140,000)	1,120,000	$.10 to November 1, 2003
1,130,000	(30,000)	1,100,000	$.12 to November 15, 2003
-	2,200,000	2,200,000	$.20 to March 5, 2003 ($.25 to March 5, 2004)

7,791,400	(1,313,400)	6,478,000

Subsequent to the year end, warrants were exercised to acquire 1,808,000 shares for $271,200; 20,000 shares for $2,000; 1,000,000 shares for $120,000; and 4,000 shares for $800.

8.

RELATED PARTY TRANSACTIONS

Accounts payable to related parties consists of unpaid wages and expenses payable to a director and officer.  A Canadian director charged the Company $32,050 for legal services.  A Canadian director received a $30,000 cash bonus in addition to his regular salary during the year.

During the year, directors received 895,400 common shares in payment of unpaid wages of $69,540 and accounts payable of $20,000.

9.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

9.

SEGMENTED INFORMATION (CONTINUED)

Segmented information on the Company's sole industry segment reported by geographic area is as follows:

	DOMESTIC	SOUTH AMERICA	TOTAL

2002
Operating expenses
Amortization	$ 5,875	$ -	$ 5,875
Foreign exchange	-	1,552	1,552
Interest on notes payable	18,833	-	18,833
Mineral interests administration, investigation and evaluation	-	150,999	150,999
Salaries	239,467	-	239,467
Administration and general	153,886	-	153,886

Net loss from operations	418,061	152,551	570,612
Mineral interests and deferred exploration costs written off	-	16,184	16,184

Net loss for the year	$ 418,061	$ 168,735	$ 586,796

Expenditure for mineral property interests	$ -	$ 223,714	$ 223,714

Capital assets and mineral property interests	$ 17,646	$ 1,255,029	$ 1,272,675

Total assets	$ 213,818	$ 1,259,038	$ 1,472,856

2001
Operating expenses
Amortization	$ 1,121	$ -	$ 1,121
Foreign exchange	-	10,706	10,706
Interest on notes payable	33,074	-	33,074
Mineral interests, administration, investigation and evaluation	-	236,829	236,829
Salaries	240,818	-	240,818
Administration and general	163,825	-	163,825

Net loss from operations	438,838	247,535	686,373
Gain on sale of marketable securities	(8,827)	-	(8,827)
Mineral interests and deferred exploration costs written off	-	339,018	339,018

Net loss for the year	$ 430,011	$ 586,553	$ 1,016,564

Recoveries from mineral property interests	$ -	$ (172)	$ (172)

Capital assets and mineral property interests	$ 4,507	$ 1,067,710	$ 1,072,217

Total assets	$ 110,227	$ 1,073,025	$ 1,183,252

10.

COMMITMENTS AND CONTINGENCIES

Legal Actions

The Company has been named but not served as a defendant in two related legal proceedings filed in California.  Management believes that the proceedings are without merit and no provision for costs arising therefrom has been made in the accounts.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

11.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future year's taxable income in Canada and Bolivia.  As at November 30, 2002, Canadian operating losses of approximately $3,883,000 were available for carry forward.  The availability of these losses expire as follows:  2003 - $754,000; 2004 - $678,000; 2005 -$511,000; 2006 - $537,000; 2007 - $430,000; 2008 - $490,000; and 2009 - $483,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,340,000.  No benefit in respect of these losses in any jurisdiction has been recognized in the accounts.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

 ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. basis").  Had the Company followed the U.S. basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are excluded from net income and deferred as a separate component of shareholder equity.

An assessment of the recoverability of mineral interests and deferred exploration costs is not practical until the existence of commercial reserves is established.  Therefore, the capitalization of those costs does not begin until that time.

Consolidated Statement of Operations	2001	2001	2000

Net loss as shown on the financial statements - Canadian basis	$ 586,796	$ 1,016,564	$ 6,330,313
Deferral of translation gain on inter- company transactions of a long-term investment nature	(1,268)	(11,101)	23,784
Write-down of mineral interests and deferred exploration costs without established commercial reserves	182,530	(339,190)	(5,347,056)

Net loss - U.S. basis	$ 768,058	$ 666,273	$ 1,007,041

Basic loss per share - U.S. basis	$ .02	$ .02	$ .03

Weighted average number of common shares outstanding	46,416,823	37,503,798	33,077,448

Consolidated Statement of Cash Flow	2002	2001	2000

Operating activities	$ (927,592)	$ (367,350)	$ (693,068)
Financing activities	$ 1,035,751	$ 460,973	$ 571,367
Investing activities	$ (19,013)	$ -	$ (3,525)

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

 ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

Consolidated Balance Sheets	2002		2001
	Cdn. Basis	U.S. Basis	Cdn. Basis	U.S. Basis
Assets
Current	$ 200,181	$ 200,181	$ 111,035	$ 111,035
Mineral interests	1,194,437	-	1,011,907	-
Capital	53,238	53,238	60,310	60,310

	$ 1,447,856	$ 253,419	$ 1,183,252	$ 171,345
Liabilities
Current	$ 49,969	$ 49,969	$ 285,588	$ 285,588
Long-term	290,786	290,786	400,197	400,197

	340,755	340,755	685,785	685,785
Shareholders' equity	1,107,101	(87,336)	497,467	(514,440)

	$ 1,447,856	$ 253,419	$ 1,183,252	$ 171,345

Consolidated Statement of Shareholders' Equity

	COMMON SHARES				TOTAL
	SHARES	AMOUNT	TRANSLATION ADJUSTMENT	DEFICIT	SHAREHOLDERS' EQUITY

Balance at November 30, 1999	31,724,481	$ 12,878,486	$ 189,200	$ (13,239,043)	$ (171,357)
Net loss	-	-	-	(1,007,041)	(1,007,041)
Share subscriptions	-	40,000	-	-	40,000
Change in the year	3,211,400	533,460	23,784	-	557,244

Balance at November 30, 2000	34,935,881	13,451,946	212,984	(14,246,084)	(581,154)
Net loss	-	-	-	(666,273)	(666,273)
Share subscriptions	-	100,890	-	-	100,890
Change in the year	6,065,000	643,198	(11,101)	-	632,097

Balance at November 30, 2001	41,000,881	14,196,034	201,883	(14,912,357)	(514,440)
Net loss	-	-	-	(768,058)	(768,058)
Share subscriptions	-	(140,890)	-	-	(140,890)
Change in the year	7,822,300	1,337,320	(1,268)	-	1,336,052

Balance at November 30, 2002	48,823,181	$ 15,392,464	$ 200,615	$ (15,680,415)	$ (87,336)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  April 17, 2003